UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ECO2 PLASTICS, INC.
(Name of Issuer)

Series A Convertible Preferred $0.001 Par Value
Common Stock $0.001 Par Value
(Title of Class of Securities)

Series A Convertible Preferred Stock: 27885H3030
Common Stock: 27885H105
 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. Series A Convertible Preferred: 27885H3030 Common Stock: 27885H105
(1) Names of reporting persons	Rodney S. Rougelot

(2) Check the appropriate box if a member of a group	(a)
(b)
(3) SEC use only

(4) Citizenship or place of organization	United States of America

Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	23,678,040 Series A Convertible Preferred Stock 49,568,231 Common Stock 73,246,271 Total
(6) Shared voting power	0
(7) Sole dispositive power	23,678,040 Series A Convertible Preferred Stock 49,568,231 Common Stock 73,246,271 Total
(8) Shared dispositive power	0

(9)Aggregate amount beneficially owned by each reporting person	73,246,271

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row (9)	15.5% Series A Convertible Preferred Stock 9.0% Common Stock

(12) Type of reporting person	IN

Item 1
(a)           Name of Issuer: ECO2 Plastics, Inc.
(b)	Address of issuer’s principal executive offices: 680 2nd Street, Suite 200, San Francisco, CA 94107

Item 2
(a)           Name of person filing: Rodney S. Rougelot
(b)	Address or principal business office or, if none, residence: 680 2nd Street, Suite 200, San Francisco, CA 94107
(c)           Citizenship: United States of America
(d)           Title of class of securities: Series A Convertible Preferred Stock and Common Stock
(e)	CUSIP Numbers: Series A Convertible Preferred Stock: 27885H3030; Common Stock: 27885H105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4                                Ownership
(a)	Amount beneficially owned:
23,678,040  Series A Convertible Preferred Stock
49,568,231  Common Stock
73,246,271  Total
(b)	Percent of class:
15.5%  Series A Convertible Preferred Stock
 9%     Common Stock
(c)	Number of shares as to which the person has:
i.	Sole power to vote or direct the vote:
23,678,040  Series A Convertible Preferred Stock
49,568,231  Common Stock
73,246,271  Total
ii.	Shared power to dispose or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of:
23,678,040  Series A Convertible Preferred Stock
49,568,231  Common Stock
73,246,271  Total
iv.	Shared power to dispose or to direct the disposition of: 0

Item 5                                Ownership of 5 Percent or Less of a Class
Not applicable.

Item 6                                Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8                                Identification and Classification of Members of a Group
Not applicable.

Item 9                                Notice of Dissolution of Group
Not applicable.

Item 10                                Certifications

The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 06/16/2008

By: /s/ Rodney S. Rougelot
       Name: Rodney S. Rougelot
       Title: Director and Chief Executive Officer of ECO2 Plastics, Inc.